SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Announces ADS Ratio Change

Aligns ADSs with Ordinary Shares

Vienna, Virginia, and Montpellier, France – June 19, 2006 – Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today announced a change in the ratio of its American Depositary Shares (ADSs) traded on the Nasdaq Stock Market.

In order to better align the trading price of its ADSs with its Euronext-listed ordinary shares of common stock, the company will be changing its current ratio of two ADSs for every one ordinary share. Effective June 29, 2006, the new ratio will be one ADS for every one ordinary share. There will be no change to the number of Genesys Conferencing’s ordinary shares.

"Today's announcement demonstrates Genesys Conferencing's commitment to make the company more accessible to the investment community. The change in the ADS ratio will bring better clarity and end any possible confusion for investors between the ordinary share and ADS listings," stated François Legros, Chairman and Chief Executive Officer.

The company also notes that ADS holders may exchange their ADSs at any time with ordinary shares by contacting its transfer agent, the Bank of New York.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

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At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer

Phone: +1 703 749-2500

Mike.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703 749-2500

marine.pouvreau@genesys.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 19, 2006

GENESYS SA
By: /s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer